                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                EFTC CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268443 10 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              WARNER B. RODDA, ESQ.
                          BURCH, PORTER & JOHNSON, PLLC
                          50 N. FRONT STREET, SUITE 800
                                MEMPHIS, TN 38103
                            TELEPHONE: (901) 524-5183

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 30, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.




                              (Page 1 of 12 Pages)

1        NAME OF REPORTING PERSON

         ALLEN S.  BRASWELL, JR.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             38,350
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 1,706,031
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             38,350
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            1,706,031
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,744,381
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.3%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                              (Page 2 of 12 Pages)

1        NAME OF REPORTING PERSON

         ALMA L. BRASWELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             0
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 331,092
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             0
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            331,092
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         331,092
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.25%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------


                              (Page 3 of 12 Pages)

         NAME OF REPORTING PERSON

         BRUCE A.  BRASWELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             38,198
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 1,374,939
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             38,198
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            1,374,939
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,413,137
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.12%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------


                              (Page 4 of 12 Pages)

1        NAME OF REPORTING PERSON

         AMY A. BRASWELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             38,198
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             38,198
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         38,198
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------


                              (Page 5 of 12 Pages)

1        NAME OF REPORTING PERSON

         ANITA B.  MURMAN

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) /X/
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             38,198
         BENEFICIALLY
         OWNED                      8       SHARED VOTING POWER
         BY                                 0
         EACH
         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             38,198
         WITH
                                    10      SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         38,198
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / /
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------




                              (Page 6 of 12 Pages)

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.01 (the "Securities") of the following corporation (the "Issuer"):

                  EFTC Corporation
                  9351 Grant Street, 6th floor
                  Denver, CO  80229

ITEM 2.  IDENTITY AND BACKGROUND.

         The name, residence address, and principal occupation of the Reporting Persons are:

                                                                      (c)Present Principal Occupation
                                                                           or Employment, Principal
  (a)Name                 (b)Residence Address                                 Business Address
  -------                 --------------------                        -------------------------------
Allen S. Braswell, Jr      6558 Westminster Place                     President
                           Memphis, TN 38120                          Circuit Test, Inc.
                                                                      4601 Cromwell Avenue
                                                                      Memphis, TN 38118

Alma L.  Braswell          6558 Westminster Place                     Not applicable
                           Memphis, TN 38120

Bruce A. Braswell          8563 Huntleigh Way                         Controller
                           Germantown, TN 38138                       Circuit Test, Inc.
                                                                      4601 Cromwell Avenue
                                                                      Memphis, TN 38118

Amy A. Braswell            10208 Talbot Place                         Not applicable
                           Tampa, FL  33626

Anita B. Murman            106 Plantation Circle                      Not applicable
                           Kathleen, GA  31047

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) All of the persons described in the above table are U.S. citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Securities of the Issuer specified as beneficially owned by each Reporting Person in Item 5 were received by such Reporting Person as partial consideration for such Reporting Person's ownership interest in Circuit Test, Inc., a Florida corporation ("CTI"), a privately-owned corporation that was acquired by the Issuer on September 30, 1997. Such acquisition was completed pursuant to the terms of an Agreement and Plan of Reorganization dated as of July 9, 1997 (the "Merger

                              (Page 7 of 12 Pages)

Agreement"), among the Issuer and CTI. All references herein to the Merger Agreement are qualified in their entirety by reference to the terms of the such agreement, which constitutes an exhibit to this statement on Schedule 13D and is incorporated herein by reference. Each Reporting Person was a principal shareholder of CTI prior to its acquisition by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Issuer specified in Item 5 was to facilitate the sale of such Reporting Person's interest in CTI to the Issuer as provided in the Merger Agreement.

         Except as set forth below, with respect to subitem (d) of Item 4, none of the Reporting Persons has any other plans of proposals that relate to or would result in any of the actions described in subitems(a), (b), (c) or (e) through (j) of Item 4.

         (d) Pursuant to the terms of the Merger Agreement, at the time of the consummation of the acquisition of CTI by the Issuer, the board of directors of the Issuer was enlarged by two and each of Allen S. Braswell, Sr. and Allen S. Braswell, Jr. became a director of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) In the aggregate, the Reporting Persons own 1,858,975 shares of the Securities, or 23.84% of the aggregate number of the Securities outstanding, which are directly owned by the Reporting Persons as follows:

         The Allen S. Braswell, Sr., Retained Income Trust u/a/d 12/31/89, Allen
         S. Braswell, Jr. and Bruce A. Braswell, Trustees directly owns 1,374,939 shares, or 17.6%;

         Allen S.  Braswell, Jr. directly owns 38,350 shares, or .5%;

         Allen S. Braswell, Jr. and Alma L. Braswell, as JTWROS, directly own 331,092 shares or 4.25%, and have shared voting power and shared power to dispose such shares.

         Bruce A.  Braswell  directly owns 38,198 shares, or .5%;

         Amy A.  Braswell directly owns 38,198 shares, or .5%; and

         Anita B. Murman directly owns 38,198 shares, or .5%.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Securities directly held by each other Reporting Person.

         (b) Except as set forth herein, each Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose, or direct the disposition of, the Securities indicated as directly owned by such Reporting Person in Item 5(a). The shares indicated as owned by the Allen S. Braswell, Sr. Retained Income Trust are owned beneficially by Messrs. Allen S. Braswell, Jr. and Bruce A. Braswell as Trustees of the Allen S. Braswell, Sr. Retained Income Trust, and with respect to which they have shared voting power and shared power to dispose of such shares.

         (c) Each Reporting Person has only effected one transaction in the Securities in the past 60 days, being the acquisition of the Securities specified in Item 5(a) at the time of the consummation of the acquisition of CTI by the Issuer.


                              (Page 8 of 12 Pages)

The Reporting Persons each received the aggregate number of Securities set forth in Item 5(a) in exchange for all of the Reporting Person's shares of common stock of CTI. The acquisition of CTI and the issuance of the Securities specified in Item 5 were effected in a private transaction consisting of a merger of CTI with a wholly-owned subsidiary of the Issuer, with CTI being the surviving corporation (the "Merger"). The capital stock of CTI prior to the Merger was converted into the right to the Securities specified in Item 5(a). The closing of the Merger and the issuance of the Securities specified in Item 5(a) occurred at the offices of the Issuer's counsel, Holme, Roberts & Owen, LLP, 1700 Lincoln Street, Denver, Colorado.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In order to effect the Merger, the Issuer and the Reporting Persons entered into the Merger Agreement, as described in response to Items 3, 4 and 5, which are incorporated herein by reference.

         In connection with the Merger Agreement and the transactions contemplated thereby, the Issuer agreed to provide to the Reporting Persons certain rights to cause, or to participate in, the registration of resales of all or part of the Securities held by them under the Securities Act of 1933. The terms of such rights are set forth in a Registration Rights Agreement, dated as of September 30, 1997 (the "Registration Rights Agreement"), among the Issuer and each of the Reporting Persons. Each reference herein to the Registration Rights Agreement is qualified in its entirety to the terms of such agreement, which constitutes an exhibit to this statement on Schedule 13D and is incorporated herein by reference.

         Except as provided in Item 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any Securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed herewith or incorporated by reference:

         1 Agreement and Plan of Reorganization among EFTC Corp., and CTI Acquisition Corp., and Circuit Test, Inc., dated as of July 9, 1997.

         2 Registration Rights Agreement, dated September 30, 1997, among the Issuer and Allen S. Braswell, Sr. Grantor Retained Income Trust u/a/d 12/31/89, Allen S. Braswell, Jr., Alma L. Braswell, Bruce A. Braswell, Amy A. Braswell, and Anita B. Murman.

         3.       Joint Filing Agreement, dated September 8, 1997, among Allen
                  S. Braswell, Jr., Bruce A. Braswell, Amy A. Braswell and Anita
                  B. Murman.


                              (Page 9 of 12 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1997



                                    /s/ Allen S. Braswell, Jr.
                                    -------------------------------------------
                                    Allen S. Braswell, Jr.


                                    /s/ Alma L. Braswell
                                    -------------------------------------------
                                    Alma L.  Braswell


                                    /s/ Bruce A. Braswell
                                    -------------------------------------------
                                    Bruce A.  Braswell


                                    /s/ Amy A. Braswell
                                    -------------------------------------------
                                    Amy A.  Braswell


                                    /s/ Anita B. Murman
                                    -------------------------------------------
                                    Anita B.  Murman



                             (Page 10 of 12 Pages)

Exhibit Index


Exhibit           Description                                                                    Page
-------           -----------                                                                    ----

1*                Agreement and Plan of Reorganization among EFTC Corp.,
                  CTI Acquisition Corp., and Circuit Test, Inc. dated as of July 9, 1997.

2                 Registration Rights Agreement, dated September 30,
                  1997, among the Issuer and Allen S.  Braswell, Sr.
                  Grantor Retained Income Trust u/a/d 12/31/89, Allen S.
                  Braswell, Jr., Alma L.  Braswell, Bruce A. Braswell,
                  Amy A.  Braswell, and Anita B.  Murman.

3. Joint Filing Agreement, dated October 8, 1997, among Allen S. Braswell, Jr., Bruce A. Braswell,
                  Amy A. Braswell and Anita B. Murman.

---------------------------
* Incorporated by reference from the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 1997.



                             (Page 11 of 12 Pages)